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EXHIBIT 3.3

(ON SQUIRE, SANDERS & DEMPSEY LETTERHEAD)


FEBRUARY 22, 2002


Nuveen Investments
333 West Wacker Drive
Chicago, Illinois 60606


RE:  Nuveen Tax-Free Unit Trust--Series 1284--
    Ohio Insured Portfolio 200


Gentlemen:


You have requested our opinion as to the Ohio tax aspects of the above-captioned Portfolio(s) (the "Ohio Portfolio(s)"), which is(are) part of the Nuveen Tax-Free Unit Trust -- Series 1284 (the "Fund"). We understand that the Fund is organized under the Trust Indenture and Agreement, dated the date hereof, between Nuveen Investments, as Depositor, and JPMorgan Chase Bank, as Trustee. We further understand that (i) the Fund will issue Units of fractional undivided interests in several state trusts, including the Ohio Portfolio(s),
(ii) the Units will be purchased by various investors ("Unitholders"),
(iii) each Unit of the Ohio Portfolio(s) represents a fractional undivided interest in the principal and net income of the Ohio Portfolio(s) in the ratio of ten Units for each $1,000 of principal amount of the obligations initially acquired by the Ohio Portfolio(s), and (iv) each state trust will be administered as a distinct entity with separate certificates, investments, expenses, books and records.


In addition, we understand that (i) the Ohio Portfolio(s) is(are) comprised primarily of interest-bearing obligations issued by or on behalf of the State of Ohio, political subdivisions thereof, or agencies or instrumentalities thereof ("Ohio Obligations"), or by the governments of Puerto Rico, the Virgin Islands, the Northern Mariana Islands or Guam ("Territorial Obligations") (collectively, "Obligations"), (ii) at all times at least fifty percent of the total assets of the Ohio Portfolio(s) will consist of Ohio Obligations, or similar obligations of other states or their subdivisions, and (iii) distributions of interest received by the Ohio Portfolio(s) will be made semi-annually unless the Unitholder elects otherwise. We further understand that, based on the opinion of bond counsel with respect to each issue of Ohio Obligations held or to be held by the Ohio Portfolio, rendered on the date of issuance thereof, interest on each such issue is excluded from gross income for federal income tax purposes under Section 103(a) of the Internal Revenue Code of 1986, as amended (the "Code"), its statutory predecessor, or other provisions of federal law, provided that with respect to certain Ohio and Territorial Obligations, certain representations are accurate and certain covenants are satisfied.

We understand that Chapman and Cutler has rendered an opinion that for federal income tax purposes the Ohio Portfolio(s) will not be taxable as an () association(s) but will be governed by the provisions of subchapter J (relating to trusts) of Chapter 1 of the Code; each Unitholder will be considered the owner of a pro rata portion of the Unitholder's respective Ohio Portfolio under
Section 676(a) of the Code; the Ohio Portfolio(s) will not be subject to federal income tax; each Unitholder will be considered to have received his pro rata share of interest on the underlying bonds in the Unitholder's respective Ohio Portfolio when it is received by such Ohio Portfolio; and each Unitholder will have a taxable event when the Unitholder's respective Ohio Portfolio disposes of an underlying obligation (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells his Units.

Based on the foregoing and upon an examination of such other documents and an investigation of such other matters of law as we have deemed necessary, we are of the opinion that under existing Ohio law:

1.--The Ohio Portfolio(s) is(are) not taxable as a () corporation(s) or otherwise for purposes of the Ohio personal income tax, school district or municipal income taxes in Ohio, the Ohio corporation franchise tax, or the Ohio dealers in intangibles tax.

2.--Distributions with respect to Units of the Ohio Portfolio(s) ("Distributions") will be treated as the income of the Unitholders for purposes of the Ohio personal income tax, and municipal and school district income taxes in Ohio and the Ohio corporation franchise tax in proportion to the respective interest therein of each Unitholder.
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3.--Distributions properly attributable to interest on Ohio Obligations held by the Ohio Portfolio(s) are exempt from the Ohio personal income tax, and municipal and school district income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

4.--Distributions properly attributable to interest on Territorial Obligations held by the Ohio Portfolio(s) the interest on which is exempt from state income taxes under the laws of the United States are exempt from the Ohio personal income tax, and municipal and school district income taxes in Ohio and, provided such interest is excluded from gross income for federal income tax purposes, are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

5.--Distributions properly attributable to proceeds paid under insurance policies, if any, to the Trustee of the Ohio Portfolio(s) representing maturing interest on defaulted Obligations held by the Ohio Portfolio(s) that is excluded from gross income for federal income tax purposes will be exempt from the Ohio personal income tax, and municipal and school district income taxes in Ohio and the net income base of the Ohio corporation franchise tax.

6.--Distributions of profit made on the sale, exchange or other disposition by the Ohio Portfolio(s) of Ohio Obligations, including Distributions of "capital gains dividends" as defined in Section 852(b)(3)(C) of the Code, properly attributable to the sale, exchange or other disposition of Ohio Obligations are exempt from Ohio personal income tax, and municipal and school district income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

We have not examined any of the obligations to be deposited in the Ohio Portfolio(s) and express no opinion as to whether such obligations, interest thereon, or gain from the sale or other disposition thereof would in fact be exempt from any federal or Ohio taxes if such obligations were held, or such interest or gain were received, directly by the Unitholders.


We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (No. 333-82308) relating to the Units referred to above, and to the reference to our firm as special Ohio tax counsel in said Registration Statement and in the Prospectus contained therein.


Respectfully submitted,

/s/ SQUIRE, SANDERS & DEMPSEY L.L.P.